Exhibit 99.1

Itaú Corpbanca and subsidiaries
As of and for the eight-month period ended August 31, 2020 and 2019

The financial information of Itaú Corpbanca as of and for the eight-month period ended August 31, 2020 and 2019 has been published on our website in accordance with Circular N°18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Aug'20	Aug'19
Total loans	23,548,002	22,400,887
Total assets	37,599,460	32,875,510

Deposits and other demand liabilities	5,850,934	4,446,786
Time deposits and other time liabilities	12,426,538	10,902,830
Interbank borrowings	4,433,374	2,323,633
Debt instruments issued	6,131,829	6,801,161

Equity	2,576,055	3,648,416
Total equity attributable to equity holders of the Bank	2,498,638	3,420,038
Non-controlling interest	77,417	228,378

YTD CONSOLIDATED INCOME STATEMENT

			With reclassification of Financial Hedges[1] and impairment adjustment[2]

In Ch$ million	8M'20	8M'19	8M'20	8M'19
Net operating profit before provision for loan losses	757,244	803,311	729,821	781,897
Provisions for loan losses[3]	(252,609)	(155,608)	(245,232)	(148,623)
Total operating expenses	(1,275,421)	(485,318)	(466,574)	(485,318)
Operating income (loss)	(770,786)	162,385	18,015	147,956
Income from investments in companies	1,259	2,168	1,259	2,168
Operating income (loss) before income taxes	(769,527)	164,553	19,274	150,124
Income taxes	23,012	(46,412)	8,512	(31,983)
Consolidated income (loss) for the period	(746,515)	118,141	27,786	118,141

Net income (loss) attributable to holders of the Bank	(737,169)	110,478	26,855	110,478
Non-controlling interest	(9,346)	7,663	931	7,663

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - For presentation purposes the partial impairment of the goodwill allocated to the Chilean CGU and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU in June 2020 have been adjusted.

3 - Includes Ch$49.5 billion of additional provisions established during the 8M period ended August 31, 2020 (Ch$6.0 billion during the 8M period ended August 31, 2019), from which Ch$15.0 billion where established in August 2020.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer